UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date:	September 27, 2013	By:	/s/ Wang Jian
		Name: Title:	Wang Jian Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CONNECTED TRANSACTION

TRANSFER OF EXCLUSIVE RIGHTS TO USE MEDIA AND ADVERTISING RESOURCES

On 27 September 2013, the Company entered into the Agreement with CES Media, pursuant to which the Company and certain of its subsidiaries agreed to transfer the exclusive rights to use certain media and advertising resources of the Company to CES Media and certain of its subsidiaries for a period of 15 years (from 1 January 2014 to 31 December 2028) under the terms and conditions in the Agreement.

CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. As such, CES Media is a connected person of the Company and the Transaction constitutes a connected transaction of the Company under the Listing Rules.

As the applicable percentage ratios set out in the Listing Rules in respect of the Transaction are less than 5% but more than 0.1%, the Transaction is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is exempt from the approval of the independent shareholders of the Company.

THE AGREEMENT

On 27 September 2013, the Company entered into the Agreement with CES Media, pursuant to which the Company and certain of its subsidiaries agreed to transfer the exclusive rights to use the following media and advertising resources of the Company (the “Resources”) to CES Media and certain of its subsidiaries for a period of 15 years (from 1 January 2014 to 31 December 2028) under the terms and conditions in the Agreement.

No.	Item	Scope

1	Distribution channels for in-flight newspapers and magazines	The right to issue newspapers and magazines under the Company’s name onboard the Company’s aircraft and relevant facilities.

No.	Item	Scope

2	Seat pillow sheets in the passenger cabins	The pillow sheets set on top of the back of the seats in the Company’s aircraft passenger cabins (excluding first class cabins and business class cabins).

3	Folding trays	The foldaway dining tray fixed at the back of the seats in the Company’s aircraft passenger cabins.

4	In-flight entertainment system	Video or audio works or software to be broadcast in the Company’s aircraft passenger cabins, including but not limited to television and game facilities etc..

5	Airport shuttle bus advertisement system	Video programmes, handles, windows film, etc. in the airport shuttle buses owned by the Company.

6	Corporate website	The business website o f t h e Company www.ceair.com and other websites owned by the Company.

7	Mobile network	Intranet and internet connection services and mobile terminal applications in the Company’s aircraft passenger cabins, including but not limited to mobile phones, tablet computers etc..

8	Value-added operation rights in addition to basic business operations, such as frequent customers club/call centres etc.	Referring in particular to the value-added operation rights in relation to advertisement, media and information etc..

When there are proper advertising business opportunities for the two resources (i.e. the mobile network and the value-added operation rights in addition to the basic business such as mobile network, frequent customers club/call centres) among the Resources above, CES Media shall apply for a separate approval from the Company and promptly pay the relevant costs and expenses to the Company. The basis for and payment of the relevant costs and expenses shall be further negotiated by the parties after the entering into of the Agreement.

In order to meet the advertising needs of the Company’s own business, CES Media shall provide the Company with not more than 10 pages of space in each issue of the magazine, and the consolidation and confirmation of the advertising business shall be made before 31 December of each year. CES Media shall provide the Company with in-flight newspaper and magazines as well as seat pillow sheets, and the goods provided shall comply with the requirements of the Company.

Consideration

Pursuant to the Agreement, the Consideration payable by CES Media to the Company for the Transaction is RMB237 million. CES Media shall pay 20% of the Consideration in cash within one month from the effectiveness of the Agreement, and the remaining 50% and 30% of the Consideration shall be payable in cash before 31 December 2013 and 31 December 2014 respectively.

The Consideration was determined based on the appraised value of the Resources (i.e. RMB237 million) as set out in the Valuation Report prepared by an independent and qualified PRC Valuer. No book value of the Resources was recorded as at 31 December 2012.

Other terms

CES Media will provide in-flight newspapers and seat pillow sheets for free according to the Company’s annual budget and the quality of the goods provided shall be in line with the Company’s quality requirements.

REASONS FOR THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Under this Transaction, the operation and management by the professional team of CES Media will secure a professional, stable and reliable operation for the Company’s media and advertising resources during the relevant period, and improve the Company’s image. Following obtaining the long-term exclusive rights in the media and advertising resources, CES Media, which is owned as to 45% by the Company, will be able to ensure its sustained and steady operation, thereby enabling the Company to obtain stable investment income.

The Directors believe that, since the price of the Transaction was determined based on the appraised fair value of the Resources, it complies with the market principle of fairness and openness and has secured the Company’s interests.

Based on the appraised value of the Resources (i.e. RMB237 million), the expected gain to be derived from the Transaction amounts to RMB237 million.

The Company currently intends to use the proceeds from the Transaction as general working capital.

INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

CES Media is principally engaged in the operation of the Company’s website, in-flight entertainment and video programmes, domestic and overseas advertising agency, publication, design, production and printing business, etc..

LISTING RULES IMPLICATIONS

CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. As such, CES Media is a connected person of the Company and the Transaction constitutes a connected transaction of the Company under the Listing Rules.

As the applicable percentage ratios set out in the Listing Rules in respect of the Transaction are less than 5% but more than 0.1%, the Transaction is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is exempt from the approval of the independent shareholders of the Company.

The resolution regarding considering and approving the Transaction has been passed at the 2013 third regular meeting of the sixth session of the Board. As Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding, they may be regarded as having a material interest in the Transaction. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Transaction. Save as aforesaid, none of the Directors has any material interests in the Transaction.

The terms and conditions of the Transaction are agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) believe that the terms and conditions of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“CES Media”	means 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd), which, as at the date of this announcement is directly interested as to 55% by, and is thus an associate of, CEA Holding;

“Agreement”	means the agreement dated 27 September 2013 entered into between the Company and CES Media regarding the Transaction;

“Board”	means the board of directors of the Company;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the date of this announcement;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the consideration for the Transaction (being RMB237 million) payable by CES Media to the Company pursuant to the Agreement;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“PRC Valuer”	means 上海東洲資產評估有限公司 (Shanghai Orient Certified Appraisal Co., Ltd);

“Resources”	has the meaning as set out in the first two paragraphs of this announcement;

“RMB”	means renminbi, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Transaction”	means the transfer of the Resources by the Company to CES Media pursuant to the Agreement;

“Valuation Report”	means the valuation report prepared by the PRC Valuer in respect of the Resources as at 31 December 2012.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Director, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)

Shanghai, the PRC

27 September 2013

- 6 -